UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42653

Columbus Circle Capital Corp. I

(Exact name of registrant as specified in its charter)

3 Columbus Circle, 24th Floor

New York, New York 10019

646-792-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, par value $0.0001 per share and one-half of one redeemable warrant

Class A ordinary shares, par value $0.0001 per share

Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*	Effective December 5, 2025, in connection with the transactions contemplated by that certain Business Combination Agreement, dated June 23, 2025, as amended on July 28, 2025 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), by and among Columbus Circle Capital Corp. I, a Cayman Island exempted company (“CCCM”), ProCap Financial, Inc., a Delaware corporation (“Pubco”), Crius SPAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), Crius Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ProCap BTC, LLC, a Delaware limited liability company (“ProCap”), and Inflection Points Inc d/b/a Professional Capital Management, a Delaware corporation, SPAC Merger Sub merged with and into CCCM, with CCCM continuing as the surviving entity, and each outstanding security of CCCM was automatically cancelled in exchange for the right to receive substantially equivalent securities of Pubco, and (y) Company Merger Sub merged with and into ProCap, with ProCap continuing as the surviving entity, and the members of ProCap received, in exchange for their membership interests in ProCap, shares of common stock, par value $0.001 per share, of Pubco. As a result of the Business Combination, CCCM and ProCap became wholly-owned subsidiaries of Pubco, all in accordance with applicable law and upon the terms and subject to the conditions set forth in the Business Combination Agreement.

Pursuant to the requirements of the Securities Exchange Act of 1934 Columbus Circle Capital Corp I has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Columbus Circle Capital Corp I

By:	/s/ Anthony Pompliano
	Name:	Anthony Pompliano
	Title:	Chief Executive Officer

Date: December 22, 2025

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